[Reference Translation]
March 9, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Names New Executives

Toyota Motor Corporation announced today that the board of directors resolved at a meeting to adopt plans for the executive changes described below.

I. Changes to Management Structures

1.	Streamlining of board of directors
The number of directors will be reduced from 27 to 11.
The board of directors will comprise the chairman, president, five executive vice presidents, and the four officers responsible for the Business Development Group, Accounting Group and External Affairs Group (a formal decision will be made at the board of directors meeting held after the 107th General Shareholders Meeting).

2.	Scaling down of executive decision-making system
-
The current three-tier executive system with executive vice presidents, chief officers, and officers responsible for group affairs will be streamlined to two tiers by eliminating the officers responsible for group affairs.

-	Chief officers will be appointed in a flexible manner from the new positions of senior managing officers or managing officers.
The senior managing director position will be eliminated (a formal decision will be made at the board of directors meeting held after the 107th General Shareholders Meeting).  There will also be a substantial reduction in the total number of executives from 77 to 60.

3.	Changes to structures to allow local decision making by overseas affiliates
Regional chief officers will in principle be stationed in their respective regions and the number of executives stationed outside Japan will be increased from 13 to 15.
Their divisions’ functions, which are presently performed in Japan, will be transferred overseas in stages.

4.	Changes to structures to ensure that outside opinions are listened to in earnest and reflected in management practices
-	Regional advisory committees will be established in North America, Europe and Asia.
-	Prof. Yoko Wake (of Keio University) will be appointed as outside corporate auditor (a formal decision will be made pending approval by the 107th General Shareholders Meeting).

5.	Position of executive general manager will be created as non-executive position
-	Executive general managers will be responsible for areas that require close contact with work sites and the implementation of management.
-	Executive general managers will fill such posts as grand chief engineers responsible for vehicle development, general managers responsible for technology and plant general managers.

II. Executive Changes

1. Changes effective April 1

New Senior Managing Officers
Name	Current Title
Masanao Tomozoe	Managing officer
Real C. Tanguay	Managing officer
Hirofumi Muta	Managing officer

New Managing Officers
Name	Current Title
Shinji Kitada	General Manager, China Div.
Riki Inuzuka	General Manager, Corporate Planning Div.
Masahisa Nagata	General Manager, Tokyo Engineering Div.

2. Changes* effective as of day of 107th General Shareholders Meeting

Changes Concerning Managing Directors (Formal decision will be made at board of directors meeting held after 107th General Shareholders Meeting)
Name	Current Title	New Title
Nobuyori Kodaira	Senior managing director	Director
Mamoru Furuhashi	Senior managing director	Director
Takahiko Ijichi	Senior managing director	Director
Yasumori Ihara	Senior managing director	Director

Directors Resigning Posts (To take effect on day of 107th General Shareholders Meeting)
Name	Current Title
Katsuaki Watanabe	Vice chairman and representative director
Kazuo Okamoto	Vice chairman and representative director
Yoichiro Ichimaru	Executive vice president and representative director
Akira Okabe	Senior managing director
Shinzo Kobuki	Senior managing director
Iwao Nihashi	Senior managing director
Tetsuo Agata	Senior managing director
Yoshimi Inaba	Director
Nampachi Hayashi	Director

New Corporate Auditors (Formal decision to be made pending approval at 107th General Shareholders Meeting)
Name	Current Title
Yoichiro Ichimaru (full-time)	Executive vice president and representative director
Masahiro Kato (full-time)	Managing officer
Yoko Wake	—

Corporate Auditors Resigning Posts (To take effect on day of 107th General Shareholders Meeting)
Name	Current Title
Yoshikazu Amano	Full-time corporate auditor
Chiaki Yamaguchi	Full-time corporate auditor
Yoichi Kaya	Corporate auditor

Senior Managing Officer Candidates (Formal decision to be made at board of directors meeting held after 107th General Shareholders Meeting)
Name	Current Title
Nobuyori Kodaira*	Senior managing director
Akira Sasaki	Senior managing director
Mamoru Furuhashi*	Senior managing director
Tadashi Yamashina	Senior managing director
Takahiko Ijichi*	Senior managing director
Masamoto Maekawa	Senior managing director
Yasumori Ihara*	Senior managing director
Takahiro Iwase	Senior managing director
Yoshimasa Ishii	Senior managing director
Takeshi Shirane	Senior managing director
Mitsuhisa Kato	Senior managing director
*Will also hold the position of director

Managing Officers Resigning Posts (To take effect on day of 107th General Shareholders Meeting)
Name
Tatsuya Kaneko
Takahiro Fujioka
Yasushi Kohara
Takuo Matsui
Norihiko Arai
Masahiro Kato
Kenji Suzuki
Mitsuhiro Sonoda
Masashi Isogai
Hiroshi Miyata
Takuo Sasaki

3. Executives (Effective April 1, 2011)

1) Board of Directors
Name	Title
Fujio Cho	Chairman and representative director
Katsuaki Watanabe	Vice chairman and representative director
Kazuo Okamoto	Vice chairman and representative director
Akio Toyoda	President and representative director
Takeshi Uchiyamada	Executive vice president and representative director
Yukitoshi Funo	Executive vice president and representative director
Atsushi Niimi	Executive vice president and representative director
Shinichi Sasaki	Executive vice president and representative director
Yoichiro Ichimaru	Executive vice president and representative director
Satoshi Ozawa	Executive vice president and representative director
Nobuyori Kodaira	Senior managing officer
Akira Okabe	Senior managing officer
Shinzo Kobuki	Senior managing officer
Akira Sasaki	Senior managing officer
Mamoru Furuhashi	Senior managing officer
Iwao Nihashi	Senior managing officer
Tadashi Yamashina	Senior managing officer
Takahiko Ijichi	Senior managing officer
Tetsuo Agata	Senior managing officer
Masamoto Maekawa	Senior managing officer
Yasumori Ihara	Senior managing officer
Takahiro Iwase	Senior managing officer
Yoshimasa Ishii	Senior managing officer
Takeshi Shirane	Senior managing officer
Mitsuhisa Kato	Senior managing officer
Yoshimi Inaba	Director
Nampachi Hayashi	Director

2) Corporate Auditors
Name	New Title
Yoshikazu Amano	Full-time corporate auditor
Chiaki Yamaguchi	Full-time corporate auditor
Masaki Nakatsugawa	Full-time corporate auditor
Yoichi Kaya	Corporate auditor
Yoichi Morishita	Corporate auditor
Akishige Okada	Corporate auditor
Kunihiro Matsuo	Corporate auditor

3) Senior Managing Officers (New)
Name
Masanao Tomozoe
Real C. Tanguay
Hirofumi Muta

4) Managing Officers
Name	Name
Tatsuya Kaneko	Yoshihiko Matsuda
Takahiro Fujioka	Masashi Isogai
Shigeki Suzuki	Syunichi Konishi
Katsutada Masumoto	Hiroshi Miyata
Yasushi Kohara	Koichi Sugihara
Shigeru Hayakawa	Kazuhiro Miyauchi
Hisayuki Inoue	Takuo Sasaki
Hiroji Onishi	Satoru Mouri
Keiji Masui	Hiroyoshi Yoshiki
Kenji Miura	Osamu Nagata
Kiyotaka Ise	Moritaka Yoshida
Didier Leroy	Yoichi Inoue
Hiroyuki Yokoyama	Steve St. Angelo
Koei Saga	Johan van Zyl
Shigeki Terashi	Kunihiko Ogura
Soichiro Okudaira	Kazuhiro Kobayashi
Hiroyuki Ochiai	Kazuo Ohara
Yasuo Kawada	Shuichi Koyama
Naoki Miyazaki	Shigeki Tomoyama
James E. Lentz	Satoshi Takae
Takuo Matsui	Kazuya Inagaki
Norihiko Arai	Tokuo Fukuichi
Masahiro Kato	Shinji Kitada*
Kenji Suzuki	Riki Inuzuka*
Mitsuhiro Sonoda	Masahisa Nagata*
*Newly appointed

4. Areas of Responsibility of Executive Vice Presidents (Effective April 1, 2011)

Name	Current	New
Takeshi Uchiyamada	- Product Management - Research & Development	Research & Development
Yukitoshi Funo	- Government & Public Affairs - Asia & Oceania Operations - Middle East, Africa and Latin America Operations - Operation Planning and Support	- Asia & Oceania Operations - Middle East, Africa and Latin America Operations - External Affairs - Operation Planning and Support
Atsushi Niimi	- North America Operations - China Operations - Strategic Production Planning - Production Engineering - Manufacturing	- North America Operations - China Operations - Production Control - Production Engineering - Manufacturing
Shinichi Sasaki	- Business Development - IT & ITS - Information Systems - Purchasing - Customer Service Operations - Quality	- Business Development - IT & ITS - Information Systems - Purchasing - Customer Service Operations - Quality
Yoichiro Ichimaru	- Corporate Planning - Japan Sales Business	Japan Sales Business
Satoshi Ozawa	- General Administration & Human Resources - Accounting - Europe Operations	- Europe Operations - General Administration & Human Resources - Accounting

5. Executive lineup following 107th General Shareholders Meeting

Formal appointment of directors and corporate auditors will be made pending approval at the 107th General Shareholders Meeting.  Formal appointment of managing directors and appointment of representative directors will be made at the board of directors meeting following the 107th General Shareholders Meeting.

1) Board of Directors
Name	Title
Fujio Cho	Chairman and representative director
Akio Toyoda	President and representative director
Takeshi Uchiyamada	Executive vice president and representative director
Yukitoshi Funo	Executive vice president and representative director
Atsushi Niimi	Executive vice president and representative director
Shinichi Sasaki	Executive vice president and representative director
Satoshi Ozawa	Executive vice president and representative director
Nobuyori Kodaira	Director
Mamoru Furuhashi	Director
Takahiko Ijichi	Director
Yasumori Ihara	Director

2) Corporate Auditors
Name	Title
Yoichiro Ichimaru*	Full-time corporate auditor
Masaki Nakatsugawa	Full-time corporate auditor
Masahiro Kato*	Full-time corporate auditor
Yoichi Morishita	Corporate auditor
Akishige Okada	Corporate auditor
Kunihiro Matsuo	Corporate auditor
Yoko Wake*	Corporate auditor
*Newly appointed

3) Senior Managing Officers
Name
Nobuyori Kodaira*
Akira Sasaki
Mamoru Furuhashi*
Tadashi Yamashina
Takahiko Ijichi*
Masamoto Maekawa
Yasumori Ihara*
Takahiro Iwase
Yoshimasa Ishii
Takeshi Shirane
Mitsuhisa Kato
Masanao Tomozoe
Real C. Tanguay
Hirofumi Muta
*Will also hold the position of director

4) Managing Officers
Name	Name
Shigeki Suzuki	Kazuhiro Miyauchi
Katsutada Masumoto	Satoru Mouri
Shigeru Hayakawa	Hiroyoshi Yoshiki
Hisayuki Inoue	Osamu Nagata
Hiroji Onishi	Moritaka Yoshida
Keiji Masui	Yoichi Inoue
Kenji Miura	Steve St. Angelo
Kiyotaka Ise	Johan van Zyl
Didier Leroy	Kunihiko Ogura
Hiroyuki Yokoyama	Kazuhiro Kobayashi
Koei Saga	Kazuo Ohara
Shigeki Terashi	Shuichi Koyama
Soichiro Okudaira	Shigeki Tomoyama
Hiroyuki Ochiai	Satoshi Takae
Yasuo Kawada	Kazuya Inagaki
Naoki Miyazaki	Tokuo Fukuichi
James E. Lentz	Shinji Kitada
Yoshihiko Matsuda	Riki Inuzuka
Syunichi Konishi	Masahisa Nagata
Koichi Sugihara

6. Areas of Responsibility of Executive Vice Presidents Following 107th General Shareholders Meeting
Name	New
Takeshi Uchiyamada	Research & Development
Yukitoshi Funo	- Asia & Oceania Operations - Middle East, Africa and Latin America Operations - External Affairs, Operation Planning & Support
Atsushi Niimi	- North America Operations - China Operations - Production Control - Production Engineering - Manufacturing
Shinichi Sasaki	- Business Development - IT & ITS - Information Systems - Purchasing - Japan Sales Business - Customer Service Operations - Quality
Satoshi Ozawa	- Europe Operations - General Administration & Human Resources - Accounting